UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number
001-33578

NOTIFICATION OF LATE FILING

(Check One): ☒Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Samson Oil & Gas Limited

Full Name of Registrant

N/A

Former Name if Applicable

Level 16, AMP Building, 140 St Georges Terrace

Address of Principal Executive Office (Street and Number)

Perth, Western Australia 6000

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Because of two material developments on the filing date, namely an extension of time for the purchase of the Registrant’s North Stockyard oil field and a corresponding extension of time by the Registrant’s principal lender, the compilation, dissemination and review of the information required to be presented in the Form 10-K for the period ending June 30, 2016 could not be completed and filed by September 28, 2016, without undue hardship and expense to the Registrant.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robyn Lamont	303	524-3360
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The financial results for the fiscal year ended June 30, 2016 will be reported as a net loss of $12.7 million, compared to a net loss of $36.7 million for the year ended June 30, 2015. The net loss in 2016 was due to significant write offs in relation to previously capitalized exploration expenditure and impairment losses. The net loss for 2016 also includes $2.7 million in losses on derivative instruments. The loss was offset by $10.7 million in bargain purchase gain recognized in connection with the Registrant’s Foreman Butte transaction.

                                      Samson Oil & Gas Limited

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2016	By	/s/ Robyn Lamont
Robyn Lamont
Chief Financial Officer